CUSIP No. 62948Q107	SCHEDULE 13D	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

NXT ENERGY SOLUTIONS, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Mr. Michael Mork
235 Healdsburg Ave, Suite 204
Healdsburg, CA 95448
Telephone:  (707) 431-1057

February 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62948Q107	SCHEDULE 13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MCAPM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 900,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,054,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.04%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62948Q107	SCHEDULE 13D	Page 3of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mork Capital Management
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 900,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,054,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.04%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62948Q107	SCHEDULE 13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Mork
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 1,154,394
8. Shared Voting Power: 900,000
9. Sole Dispositive Power: 1,154,394
10. Shared Dispositive Power: 900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,054,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.04%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 62948Q107	SCHEDULE 13D	Page 5 of 10

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed jointly by MCAPM, L.P., a California limited partnership (“MCAPM, L.P.”);   Mork Capital Management, a California sole proprietor and the general partner of MCAPM, L.P. (“Mork Capital Management”); and Michael Mork the owner and Chief Executive of Mork Capital Management. MCAPM, L.P., Mork Capital Management, and Michael Mork are collectively referred to herein as the “Group”.

This statement relates to the common stock (“Common Stock”) of NXT Energy Solutions, Inc. (the “Issuer”), an Alberta, Canada corporation whose principal executive offices are located at Suite 1400, 505 – 3rd Street SW, Calgary AB, T2P 3E6 Canada.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Michael Mork, with respect to the shares of Common Stock beneficially owned by Michael Mork, including shares of Common Stock held in the name of MCAPM, L.P..

The business address of MCAPM, L.P., Mork Capital Management, and Michael Mork is 235 Healdsburg Ave, Suite 204, Healdsburg, CA 95448.

The principal employment of Michael Mork is investment management.  MCAPM, L.P. is a private investment partnership engaged in the purchase and sale of securities.  Mork Capital Management is in the business of serving as the advisor and general partner of MCAPM, L.P..

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Michael Mork is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Michael Mork to acquire the 1,154,394 shares of Common Stock is $1,336,816.08. The source of the funds for these transactions was the personal funds of Michael Mork. These shares were purchased in the open market and through private placements.

CUSIP No. 62948Q107	SCHEDULE 13D	Page 6 of 10

On February 17th, 2011, in a private placement Michael Mork purchased 200,000 of the Issuer’s units (“Units”).  Each Unit consisted of one Common Share ("Share") and one warrant ("Warrant"). Each Warrant entitled the holder to acquire an additional Share at a price of $0.60 per Share on or before February 16, 2012, subject to acceleration in the event the Company issues a press release advising that the Shares have traded on the TSX Venture Exchange at a price per share greater than $0.90 for 10 consecutive trading days, in which case the Warrants shall expire, without further notice, on the 30th day following the issuance of the press release.

The amount of funds expended to date by MCAPM, L.P. to acquire the 900,000 shares of Common Stock it holds in its name is $1,755,769.07.  Such funds were provided from MCAPM, L.P.'s working capital. These shares were purchased in the open market.

Item 4.  Purpose of Transaction
The purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 34,002,396 indicated as the number of outstanding shares as of February 17, 2011, in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 17, 2011.

 (A) MCAPM, L.P.

(a)       Aggregate number of shares beneficially owned:  900,000
Percentage:  2.65%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  900,000
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  900,000

(c)      Within the past sixty days, MCAPM, L.P. has made no purchases of Common Stock.

CUSIP No. 62948Q107	SCHEDULE 13D	Page 7 of 10

(d)     Because he is the owner and Chief Executive of Mork Capital Management, which is the general partner of MCAPM, L.P., Michael Mork has the power to direct the affairs of MCAPM, L.P., including the voting and disposition of shares of Common Stock held in the name of MCAPM, L.P..  Therefore, Michael Mork is deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares of Common Stock.

(B) Mork Capital Management

(a)       Aggregate number of shares beneficially owned:  900,000
Percentage:  2.65%

(b)       1.  Sole power to vote or to direct vote:  0
2.  Shared power to vote or to direct vote:  900,000
3.  Sole power to dispose or to direct the disposition:  0
4.  Shared power to dispose or to direct disposition:  900,000

(c)       Mork Capital Management has made no purchases of shares of Common Stock.

(d)       Because he is the owner and Chief Executive of Mork Capital Management, which is the general partner of MCAPM, L.P., Michael Mork has the power to direct the affairs of MCAPM, L.P., including the voting and disposition of shares of Common Stock held in the name of MCAPM, L.P..  Therefore, Michael Mork is deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares of Common Stock.

(C) Michael Mork

(a)       Aggregate number of shares beneficially owned:  2,054,294
Percentage:  6.04%

(b)       1.  Sole power to vote or to direct vote:  1,154,394
2.  Shared power to vote or to direct vote:  900,000
3.  Sole power to dispose or to direct the disposition:  1,154,394
4.  Shared power to dispose or to direct disposition:  900,000

(c)       Within the past sixty days, Michael Mork purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share	Total Purchase Price
2/17/2011	200,000	$0.50	$100,000.00

CUSIP No. 62948Q107	SCHEDULE 13D	Page 8 of 10

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
N/A

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated February 25th, 2011

CUSIP No. 62948Q107	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 25th, 2011

MCAPM , L.P.

/s/ Michael Mork
By:	Michael Mork
General Partner

Mork Capital Management

/s/ Michael Mork
By:	Michael Mork
Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork

CUSIP No. 62948Q107	SCHEDULE 13D	Page 10 of 10

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:    February 25th, 2011

MCAPM , L.P.

/s/ Michael Mork
By:	Michael Mork
General Partner

Mork Capital Management

/s/ Michael Mork
By:	Michael Mork
Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork